UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 11th, 2009

Results for the nine-month period ended on September 30th, 2009

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the nine-month period ended on September 30th, 2009.

Stock Information
Pampa Energía S.A., the largest integrated electricity company in Argentina, that through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces today the results corresponding to the nine-month period ended on September 30th, 2009:

Buenos Aires Stock Exchange
Ticker: PAMP
NYSE
Ticker: PAM

Consolidated sales revenue of AR$3,386.3 million for the nine-month period ended on September 30th, 2009, 14.8% higher than the AR$2,949.0 million for the same period of 2008, mainly due to a 13.9% increase in the generation segment, a 33.3% increase in the transmission segment, and a 13.1% increase in the distribution segment.

1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres. CEO
Consolidated EBITDA[1] of AR$630.6 million for the nine-month period ended on September 30th , 2009, 8.7% greater than the AR$580.1 million for the same period of 2008, mainly due to a 7.6% increase in the generation segment, a 24.1% increase in the transmission segment and a 2.6% increase in the distribution segment.

Mariano Batistella. Investor Relations

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir
Consolidated gain on subsidiaries bonds’ repurchase of AR$244.8 million, that added to the AR$190.3 million gain as of December 31st, 2008, totals AR$435.1 million.

Consolidated Net Income of AR$254.7 million for the nine-month period ended on September 30th, 2009, 414.4% greater than the AR$49.5 million for the same period of 2008.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Main Results for the Third Quarter 20091:

Consolidated sales revenue of AR$1,300.3 million in the third quarter of 2009, 31.8% greater than the AR$986.6 million for the same period of 2008, mainly due to a 58.0% increase in the generation segment, a 23.3% increase in the transmission segment, and a 7.3% increase in the distribution segment.

Consolidated EBITDA2 of AR$191.5 million in the third quarter of 2009, 4.9% greater than the AR$182.6 million for the same period of 2008, mainly due to a 36.1% increase in the generation segment and a 31.1% increase in the transmission segment, partially offset by a 23.1% decrease in the distribution segment.

Consolidated gain on subsidiaries bonds’ repurchases of AR$34.9 million in the third quarter of 2009.

Consolidated Net Income of AR$58.5 million in the third quarter of 2009 compared to a loss of AR$8.4 million for the same period of 2008.

1. Bonds’ repurchases

1.1 | Subsidiaries Bonds’ Repurchases

     Since 2008, Pampa and its subsidiaries have initiated a repurchase process of the bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata. This decision was based mainly on the drop in value of these bonds, providing an attractive investment and an opportunity to decrease the indebtedness of those subsidiaries.

     During the nine-month period ended on September 30th, 2009, Pampa and its subsidiaries have repurchased a total of US$208.7 million of principal amount of bonds of its subsidiaries. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$244.8 million.

     As of September 30th, 2009, and including the repurchases done in 2008, Pampa and its subsidiaries have repurchased a total of US$316.2 million of principal amount of bonds at an average price of 54% of par value.

________________________________
1 The financial information presented in this document for the quarters ended on September 30th, 2009 and 2008 is derived from the unaudited financial statements prepared in accordance with current accounting standards in Argentina for the nine-month periods ended on September 30th, 2009 and 2008 and for the six month periods ended on June 30th, 2009 and 2008.

2 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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The following table summarizes the repurchases made and the gains generated by them as of September 30th, 2009:

Bonds in US$

			Amount	Amount	Amount	Repurchase
Subsidiary	Long-Term Notes	Maturity	Issued	Repurchased[1]	Outstanding	Results[2]	Agreed rate
			(US$ thousands )	(US$ thousands)	(US$ thousands)	(AR$ thousands)
	At Par fixed rate	2016	220.000	79.067	140.933	143.217	8,875%
Transener
	At Par class 6 [3]	2016	12.397	9.322	3.075		3% to 7%

	At Par variable rate	2019	12.656	0	12.656	171.996	Libor + 0% to 2%
Edenor	At par fixed rate	2016	80.048	64.761	15.287		3% to 10%
	At Par fixed rate	2017	220.000	57.688	162.312		10,5%

	At Par fixed rate	2017	12.874	234	12.640	101.852	3% to 5%
EASA
	At Discount fixed rate	2016	76.545	75.452	1.093		11%

	At Par fixed rate	2013	6.069	855	5.214	17.815	2,0%
CTG
	At Par fixed rate	2017	22.030	18.196	3.834		10,5%

Loma de la Lata[4]	At Discount fixed rate	2015	189.299	10.635	178.664	244	11,25%

Total			851.918	316.210	535.708	435.124

[1] 100%, not adjusted for minority interests.
[2] Includes AR$190.3 million as of December 31st, 2008. Does not include income tax expense and minority interests.
[3] Amount issued refers to the amount outstanding as of December 31st, 2008.
[4] Amount issued includes capitalized interest.

Bonds in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount	Amount	Amount	Repurchase
			Issued	Repurchased	Outstanding	Results	Agreed rate
			(AR$ thousands )	(AR$ thousands)	(AR$ thousands)	(AR$ thousands)

							Badlar Privada +
Edenor	At Par variable rate	2013	75.700	0	75.700	0
							6,75%

							Badlar Privada +
	Short-term note	2009	21.750	0	21.750		4,25%
CPB						0	Badlar Privada +
	Short-term note	2010	25.215	0	25.215		4,70%

Total			122.665	0	122.665	0

     Additionally, on October 21st, 2009, Central Térmica Piedra Buena (“CPB”) issued a VCP for AR$48,380,000 accruing an interest of Badlar private plus a 3% margin. The capital repayment will be done in one payment 360 days from the date of the issuance and the interest is payable quarterly. The funds received through the VCP’s issuance will be used for fixed assets investments, debt restructuring, and/or for working capital.

     Funds for these repurchases were raised through various stockholder capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Finally, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the Fourth Line.

     Finally, from October 1st, 2009 and until the date of this report, Pampa and its subsidiaries have repurchased a total of US$2.7 million face value of bonds of its subsidiaries having paid for them US$2.1 million.

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Building 4	investor@pampaenergia.com
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2. Relevant Events

2.1 | Listing on the New York Stock Exchange (“NYSE”)

     Since October 9th, 2009 Pampa commenced trading its American Depositary Shares (“ADSs”) on the NYSE. Each ADS represents 25 common shares of the Company. This process was initiated by converting its Global Depositary Shares (the “GDSs”) into ADSs issued by The Bank of New York ("BoNY"). Also on that date, we cancelled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange. The trading of Pampa’s ADSs on the NYSE is an integral component of the Company's strategic plan to increase the liquidity and trading volume of its shares.

2.2 | Authorization for Capital Reduction of Pampa

     Due to the international financial crisis, which adversely affected the market price of Pampa’s shares, from September 2008 through June 30th, 2009 Pampa repurchased 211,883,347 of its own shares, representing 13.9% of the capital stock of Pampa, at an average price of AR$0.97 per share.

     On August 31st, 2009, the Company’s Board of Directors decided to request the preliminary authorization to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires or the “BCBA”) for a capital reduction of up to that number of common shares of the Company (211,883,347), with a par value of AR$1 each and the right to one vote per share. Said authorization request was filed in the BCBA on September 1st, 2009 and at the time of this report had not yet been granted.

2.3 | Agreement with CAMMESA to Sell Electricity

     On October 4th, Pampa’s subsidiary Central Térmica Loma de La Lata (“CTLLL”) entered into an agreement with CAMMESA (Argentina’s Electricity Market Administration Company) to sell part of the net capacity resulting from the expansion project at CTLLL and to sell the corresponding electricity generated that is required by CAMMESA (the “Agreement”). CTLLL is expanding its existing natural gas-fired plant by converting it into a combined cycle with a new steam turbine and generator, adding approximately 178 MW of new gross generation capacity (the “Project”).

     The Agreement covers a minimum of 50% of the Project´s new capacity, with the final percentage to be determined at the time the Project starts commercial operation (expected for the second half of 2010) and will depend on the amount of credits, CTLLL’s or from third parties arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the Project.

     The Agreement sets a capacity payment of US$33,383 per MW-month and an energy payment of US$4 per MWh. The term of the Agreement is 10 years from the date the Project starts commercial operation. According to the terms of the Agreement and assuming the final percentage sold of the Project’s new capacity to be the minimum of 50%, CTLLL would have revenues of US$37 million from capacity and energy sales, assuming a 90% of availability and generation.

2.4 | Creation of a Global Program of Simple Notes of Transener

     On November 5th, 2009, the Ordinary General Shareholders’ Meeting of Transener approved the creation of a global program for the issuance of simple notes, non-convertible into shares, denominated in pesos or in any other currency, with ordinary, special, floating and/or any other guarantee, subordinated or not, for a maximum amount, which in any moment, can not exceed AR$200 million or its equivalent in other currencies.

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3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	09.30.09		09.30.09
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	146.757.245	Accounts payable	526.275.054
Short-term investments	581.993.085	Financial debt	471.582.589
Trade receivables, net	754.789.481	Salaries and social security payable	136.339.139
Other receivables, net	278.973.381	Taxes payable	176.725.104
Materials & spare parts	40.342.824	Other liabilities	218.543.535
Inventories	5.689.982	Provisions	59.968.000
Other assets	8.219.187
Total current assets	1.816.765.185	Total current liabilities	1.589.433.421

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables, net	239.712.068	Accounts payable	81.228.512
Long-term investments	210.017.483	Financial debt	1.812.615.588
Other receivables, net	164.581.779	Salaries and social security payable	57.704.135
Materials & spare parts	22.543.547	Taxes payable	570.716.170
Inventories	1.030.930	Other liabilities	381.243.135
Fixed assets, net	6.192.033.839	Provisions	15.910.959
Intangible assets, net	303.232.873	Total non-current liabilities	2.919.418.499
Other assets	118.701.732	Total liabilities	4.508.851.920
Sub-total non-current assets	7.251.854.251

Goodwill, net	574.255.940	Minority interest	1.743.849.023

Total non-current assets	7.826.110.191	Shareholders' equity	3.390.174.433

		Total liabilities, minority interest and
Total assets	9.642.875.376	shareholders' equity	9.642.875.376

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3.2 | Consolidated Income Statement (AR$)

	Nine-months ended	Nine-months ended
	September 30th, 2009	September 30th, 2008
Sales revenue	3.386.312.055	2.948.987.990
Cost of sales	(2.685.324.505)	(2.318.245.959)
Gross profit	700.987.550	630.742.031
Selling expenses	(111.254.182)	(99.865.197)
Administrative expenses	(207.059.753)	(185.261.435)
Goodwill amortization	(15.001.948)	(14.959.219)
Operating income	367.671.667	330.656.180
Financial and holding results generated by assets:
Interest income	34.682.858	28.174.417
Taxes and bank commissions	(8.304.438)	(4.440.068)
Foreign currency exchange difference	95.183.541	10.351.685
Result of receivables measured at present value	8.014.327	26.017.441
Holding results on financial assets	122.130.011	(9.224.741)
Impairment of fixed assets and other assets	(18.179.143)	(60.806.296)
Other financial results	(1.795.387)	4.418.003
Sub-total	231.731.769	(5.509.559)
Financial and holding results generated by liabilities:
Interest expense	(161.038.846)	(145.249.050)
Foreign currency exchange difference	(199.074.860)	(6.299.547)
Result from repurchase of financial debt	244.829.765	20.425.355
Taxes and bank commissions	(13.404.820)	(10.103.511)
Other financial results	(8.678.246)	190.707
Sub-total	(137.367.007)	(141.036.046)
Total financial and holding results, net	94.364.762	(146.545.605)
Other income and expenses, net	8.995.933	(11.494.766)
Income before taxes and minority interest	471.032.362	172.615.809

Income tax and tax on assets	(129.467.408)	(75.168.799)
Minority interest	(86.867.052)	(47.930.964)
Net income	254.697.902	49.516.046

Basic income per share	0,1902	0,0324
Diluted income per share	0,1825	0,0315

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	3Q09	3Q08

Sales revenue	1.300.262.147	986.612.511
Cost of sales	(1.071.605.204)	(782.768.671)
Gross profit	228.656.943	203.843.840
Selling expenses	(49.147.110)	(30.468.894)
Administrative expenses	(71.061.852)	(69.834.274)
Goodwill amortization	(5.020.803)	(4.894.453)
Operating income	103.427.178	98.646.219
Financial and holding results generated by assets:
Interest income	10.823.336	8.976.485
Taxes and bank commissions	(2.693.437)	(2.201.091)
Foreign currency exchange difference	7.170.674	23.387.841
Result of receivables measured at present value	11.417.747	22.963.749
Holding results on financial assets	27.698.663	(9.652.117)
Impairment of fixed assets and other assets	(561.811)	(29.415.484)
Other financial results	(4.784.881)	8.539.877
Sub-total	49.070.291	22.599.260
Financial and holding results generated by liabilities:
Interest expense	(54.065.457)	(59.133.688)
Foreign currency exchange difference	(16.067.174)	(71.518.265)
Result from repurchase of financial debt	34.893.465	20.425.355
Taxes and bank commissions	(4.183.478)	(2.536.392)
Other financial results	(4.567.710)	143.699
Sub-total	(43.990.354)	(112.619.291)
Total financial and holding results, net	5.079.937	(90.020.031)
Other income and expenses, net	(6.120.167)	(7.951.414)
Income before taxes and minority interest	102.386.948	674.774
Income tax and tax on assets	(31.232.016)	(8.392.946)
Minority interest	(12.627.158)	(725.326)
Net income	58.527.774	(8.443.498)

Basic income per share	0,0437	(0,0056)
Diluted income per share	0,0389	(0,0065)

     The financial information presented in this document for the quarters ended on September 30th, 2009 and 2008 is derived from the unaudited financial statements prepared in accordance with current accounting standards in Argentina for the nine-month periods ended on September 30th, 2009 and 2008 and for the six month periods ended on June 30th, 2009 and 2008.

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4 | Results’ analysis for the third quarter ended on September 30th, 2009 compared to the same period of 2008

     During the third quarter 2009, net sales increased to AR$1,300.3 million, a 31.8% higher than the AR$986.6 million for the same period of 2008. This was primarily due to an increase of 58.0% in the generation segment, a 23.3% increase in the transmission segment and a 7.3% increase in the distribution segment.

     Our Consolidated EBITDA1 increased by 4.9% to AR$191.5 million in the third quarter of 2009, compared to AR$182.6 million for the same period of 2008, mainly due to a 36.1% increase in the generation segment and a 31.1% increase in the transmission segment, partially offset by a 23.1% decrease in the distribution segment.

     In addition, during the third quarter of 2009 we recorded a consolidated gain on subsidiaries bonds’ repurchases of AR$34.9 million.

     Finally, our consolidated net income for the third quarter 2009 was AR$58.5 million compared to a loss of AR$8.4 million for the same period of 2008, mainly due to our gains in the generation and holding segments (AR$17.6 million and AR$46.4 million, respectively) which more than offset the losses in our transmission and distribution segments (AR$0.3 million and AR$5.2 million, respectively).

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Generation Segment

				Nine-months period ended
				on September, 30th

			% Change			% Change
Generation Segment, consolidated (AR$ million)	3Q09	3Q08	3Q09	2009	2008	9M09

Sales revenue	709,6	449,1	58,0%	1.582,3	1.389,6	13,9%
Cost of sales	(632,7)	(390,3)	62,1%	(1.333,5)	(1.151,7)	15,8%
Gross profit	77,0	58,8	30,9%	248,8	237,8	4,6%
Selling expenses	(8,2)	(2,5)	230,3%	(14,0)	(6,9)	101,9%
Administrative expenses	(3,9)	(12,2)	-68,4%	(20,5)	(30,0)	-31,5%
Goodwill amortization	(3,9)	(3,5)	11,9%	(11,4)	(11,1)	3,0%
Operating income	60,9	40,6	50,2%	202,8	189,8	6,8%
Financial and holding results:
Generated by assets	11,5	23,0	-49,9%	93,0	(18,6)	NA
Generated by liabilities	(27,7)	(18,8)	47,6%	(129,1)	(27,7)	366,0%
Other income and expenses, net	(0,5)	(1,8)	-72,1%	(0,2)	0,5	-136,9%
(Loss) Gain before income tax and minority interest	44,2	43,0	2,8%	166,6	144,0	15,7%
Income tax	(17,3)	(15,4)	12,0%	(63,7)	(55,9)	14,0%
Minority interest	(9,3)	(11,2)	-17,0%	(33,5)	(27,8)	20,4%
Net income (Loss) for the period	17,6	16,4	7,7%	69,4	60,3	15,1%

EBITDA[1]	81,1	59,6	36,1%	261,7	243,3	7,6%

     During the third quarter of 2009, the net sales of our generation activities increased by 58.0% to AR$709.6 million compared to AR$449.1 million for the same period of 2008, mainly due to an increase in the amount of electricity sold and an increase in the average electricity prices in the period. Of this increase, AR$157.7 million corresponded to an increase in the average electricity prices received by Pampa’s subsidiaries (AR$282.9 per MWh for the third quarter of 2009, compared to AR$209.4 per MWh for the same period of 2008), and AR$101.7 million corresponded to an increase in the quantity of electricity sold (2,504 GWh in the third quarter of 2009, compared to 2,144 GWh for the same period in 2008). Average electricity prices increases reflect higher fuel costs and the higher price of electricity at CTG for the Energía Plus and export contracts.

     The cost of sales increased by 62.1% to AR$632.7 million in the third quarter of 2009 from AR$390.3 million for the same period of 2008, primarily due to a 145.6% increase in fuel expenses, a 150.7% increase in personnel costs and a 9.4% increase in the cost of energy purchases at our thermal units. The increase in personnel costs is mainly due to the incorporation of new personnel providing services to our generation segment and the increase in wages and in cost of third party services amongst periods. We also reclassified to generation cost of sales some administrative expenses that were previously recorded in our holding segment when we completed an administrative reorganization involving the transfer of personnel from Pampa Energía to Pampa Generación (a fully owned subsidiary) in early 2009.

     Therefore, the gross profit related to our generation activities increased by 30.9% to AR$77.0 million in the third quarter of 2009 from AR$58.8 million in the same period of 2008, mainly due to higher average electricity prices, and to the higher margin sales at Central Térmica Güemes in particular.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     The selling expenses increased to AR$8.2 million in the third quarter of 2009 from AR$2.5 million in the same period of 2008 mainly due to an increase in third party expenses and taxes. In addition, administrative expenses decreased to AR$3.9 million for the third quarter of 2009, primarily due to the decrease in third party expenses related to our generation expansions and in taxes and contributions than more than offset the increase in salaries and social security charges.

     The operating income related to our generation activities increased by 50.2% to AR$60.9 million for the third quarter of 2009, from AR$40.6 million in the same period of 2008. Consolidated EBITDA1 associated with our generation activities increased 36.1% to AR$81.1 million in the third quarter of 2009, compared to AR$59.6 million in the same period of 2008. Also during this period, Central Piedra Buena continued burning fuel oil purchased by it to generate part of the energy, which allowed the company to record a profit of AR$21.6 million.

     Financial and holding results, net, related to our generation activities represented a loss of AR$16.2 million for the third quarter of 2009 compared to a gain of AR$4.2 million for the same period of 2008, primarily due to AR$15.4 million in interest expenses, net, AR$3.3 million in taxes and bank commissions and loses of AR$5.1 million generated by holding of financial instruments, net, than more than offset AR$3.1 million and AR$4.5 million gains generated by foreign exchange differences, net, and other results, respectively. In the same period of 2008 our generation segment registered loses from impairment of assets (AR$29.4 million) and from interest income expenses, net that were more than compensated by gains from foreign exchange differences and other financial and holding results including the result of receivables measured at present value (AR$19.8 million).

     The generation segment had other expenses, net of AR$0.5 million for the third quarter of 2009. Additionally, the generation segment recorded a charge for income taxes of AR$17.3 million for the third quarter of 2009 and a charge for minority interests of AR$9.3 million.

     Finally, our generation activities net income increased by 7.7%, to AR$17.6 million for the third quarter of 2009, compared to AR$16.4 million for the same period of 2008.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Transmission Segment

				Nine-months period ended
				on September, 30th

			% Change			% Change
Transmission Segment, consolidated (AR$ million)	3Q09	3Q08	3Q09	2009	2008	9M09

Sales revenue	69,7	56,5	23,3%	221,3	166,0	33,3%
Cost of sales	(50,4)	(44,7)	12,9%	(166,4)	(129,1)	28,8%
Gross profit	19,3	11,9	62,5%	54,9	36,8	49,0%
Selling expenses	-	-	NA	-	-	NA
Administrative expenses	(9,9)	(7,1)	38,7%	(26,8)	(19,9)	34,8%
Goodwill amortization	0,2	0,2	4,2%	0,6	0,5	7,9%
Operating income	9,6	4,9	95,2%	28,6	17,5	63,9%
Financial and holding results:
Generated by assets	0,1	0,2	-24,1%	9,4	3,1	207,6%
Generated by liabilities	(10,2)	(18,7)	-45,3%	(9,1)	(24,5)	-62,9%
Other income and expenses, net	1,6	3,6	-55,9%	3,3	8,4	-60,8%
(Loss) Gain before income tax and minority interest	1,0	(10,1)	NA	32,3	4,4	628,0%
Income tax	(2,3)	3,2	-172,2%	(5,4)	(3,6)	49,6%
Minority interest	1,1	4,9	-78,0%	(11,7)	2,5	-568,3%
Net income (Loss) for the period	(0,3)	(2,0)	-87,1%	15,2	3,3	354,3%

EBITDA[1]	24,8	18,9	31,1%	74,1	59,7	24,1%

Transener's Consolidation Summary (AR$ million)	3Q09	Jan-Sep '09
Net Income (Loss) Transener	(5,8)	42,7
- 73,6% Minority Interests	4,3	(31,5)
- Other consolidation adjustments[2]	1,3	3,9
Net Income (Loss) Transmission Segment	(0,3)	15,2

     During the third quarter of 2009, net sales in connection with our transmission activities increased by 23.3% to AR$69.7 million, compared to AR$56.5 million for the same period in 2008. Net regulated sales were almost equal at AR$37.0 million for the third quarter of 2009 compared to AR$37.3 million for the same period in 2008. Royalties for the Fourth Line increased to AR$10.9 million for the third quarter of 2009 from AR$8.8 million for the same period in 2008, mainly due to the application of the new royalties scheme since October 2008. Other net revenues increased to AR$21.8 million for the third quarter of 2009 from AR$10.4 million for the third quarter of 2008 mainly as the result of operation, maintenance and supervision works done during the quarter and from unregulated revenues from Transba and Transener’s international operations.

     The cost of sales increased by 12.9% to AR$50.4 million in the third quarter of 2009 compared to AR$44.7 million for the same period of 2008, mainly due to wage increases that more than compensated the reduction in materials for works related to installation works.

     Therefore, gross profit related to our transmission activities increased by 62.5% to AR$19.3 million for the third quarter of 2009 from AR$11.9 million for the same period of 2008, primarily due to the increase in the Fourth Line royalties and unregulated revenues. The gross margin related to our transmission activities increased by 31.8% to 27.6% over sales for the third quarter of 2009 from 21.0% over sales for the same period in 2008, primarily due to the reasons described above.

     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 38.7% to AR$9.9 million for the third quarter of 2009, mainly due to increases in salaries expenses related to wages increases.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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     Operating income increased by 95.2% to AR$9.6 million for the third quarter of 2009 from AR$4.9 million in the same period of 2008. The total operating margin increased by 58.3% to 13.7% over sales for the third quarter of 2009 from 8.7% over sales for the same period in 2008.

     The consolidated EBITDA1 related to our transmission activities increased by 31.1% to AR$24.8 million for the third quarter of 2009, mainly explained by higher revenues from our non regulated activities and increases in the royalties for the fourth line and non regulated revenues that offset the increases in wages, security charges, and materials for maintenance.

     Financial and holding results, net, represented a loss of AR$10.1 million for the third quarter of 2009 compared to a loss of AR$18.5 million for the same period of 2008, primarily due to the losses generated by foreign exchange differences and interest expenses for the period that more than offset gains recorded for the repurchase of Transener’s own financial debt.

     The transmission segment had other income, net of AR$1.6 million for the third quarter of 2009. Additionally, the transmission segment recorded a charge for income taxes of AR$2.3 million for the third quarter of 2009 and a positive adjustment for minority interest of AR$1.1 million.

     Finally, our transmission activities recorded a net loss of AR$0.3 million for the third quarter of 2009, compared to a net loss of AR$2.0 million for the same period of 2008.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Distribution Segment

				Nine-months period ended
				on September, 30th

			% Change			% Change
Distribution Segment, consolidated (AR$ million)	3Q09	3Q08	3Q09	2009	2008	9M09

Sales revenue	518,1	482,9	7,3%	1.578,2	1.395,4	13,1%
Cost of sales	(385,5)	(346,8)	11,2%	(1.178,5)	(1.035,3)	13,8%
Gross profit	132,6	136,1	-2,6%	399,8	360,1	11,0%
Selling expenses	(40,7)	(27,4)	48,7%	(96,4)	(89,7)	7,4%
Administrative expenses	(48,7)	(36,2)	34,6%	(130,6)	(100,9)	29,5%
Goodwill amortization	(1,4)	(1,5)	-5,5%	(4,1)	(4,2)	-1,1%
Operating income	41,8	71,1	-41,2%	168,6	165,2	2,0%
Financial and holding results:
Generated by assets	24,3	15,0	61,2%	70,6	23,3	203,5%
Generated by liabilities	(45,7)	(74,2)	-38,4%	(150,3)	(88,0)	70,7%
Other income and expenses, net	(6,6)	(12,3)	-46,3%	6,6	(22,7)	NA
(Loss) Gain before income tax and minority interest	13,7	(0,4)	NA	95,5	77,8	22,8%
Income tax	(14,6)	0,4	-4177,0%	(62,7)	(25,3)	147,2%
Minority interest	(4,4)	5,6	-177,3%	(41,7)	(22,6)	84,4%
Net income (Loss) for the period	(5,2)	5,6	-192,5%	(8,8)	29,8	-129,5%

EBITDA[1]	91,4	118,9	-23,1%	317,6	309,5	2,6%

Edenor's Consolidation Summary (AR$ million)	3Q09	Jan-Sep '09

Net Income Edenor	9,0	86,0
- 48,5% Minority Interests	(4,4)	(41,7)
- Loss Holding Company (EASA)[2]	(8,9)	(50,4)
- Other consolidation adjustments[3]	(1,0)	(2,7)
Net Income (Loss) Distribution Segment	(5,2)	(8,8)

     During the third quarter of 2009, net sales in connection with our distribution activities increased by 7.3% to AR$518.1 million, compared to AR$482.9 million for the same period of 2008, mainly due to the increase in the energy purchase price that we pass on to certain customers.

     Cost of sales increased by 11.2% to AR$385.5 million for the third quarter of 2009 compared to AR$346.8 million for the same period of 2008, mainly due to a 9.2% increase in the cost of energy purchased, related to an increase in the energy purchase price passed on to some of Edenor’s customers and a 2.7% increase in the volume of energy purchased, and to a 18.4% increase in salaries and social security charges mostly due to salaries increases granted between periods.

     Therefore, gross profit related to our distribution activities decreased by 2.6% to AR$132.6 million for the third quarter of 2009 compared to AR$136.1 million for the same period of 2008. The increase in net revenues due to an increase in the energy purchase price applied to some of Edenor’s customers was offset by a similar increase in the cost of the energy purchased to supply those clients. The gross margin related to our distribution activities decreased by 9.2% to 25.6% over sales for the third quarter of 2009 from 28.2% over sales for the same period in 2008.

     Selling expenses increased 48.7% to AR$40.7 million for the third quarter of 2009 compared to AR$27.4 million for the same period of 2008, primarily due to an increase in salaries and social security taxes mostly due to wage increases and increases in third party services due to higher contractor’s prices. Also in the third quarter of 2008 Edenor recorded a recovery of receivables from the supply of electricity to shantytowns as a result of the signature of a new framework agreement.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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     Administrative expenses increased by 34.6% to AR$48.7 million for the third quarter of 2009 compared to AR$36.2 million for the same period of 2008, primarily due to increases in salaries and third party service expenses.

     As a result, operating income of our distribution activities decreased by 41.2% to AR$41.8 million for the third quarter of 2009 compared to AR$71.1 million for the same period of 2008, primarily due to the increases in selling expenses and administrative expenses described above. The total operating margin decreased by 45.2% to 8.1% over sales for the third quarter of 2009 from 14.7% over sales for the same period in 2008.

     Consolidated EBITDA1 related to our distribution activities decreased by 23.1% to AR$91.4 million for the third quarter of 2009.

     Financial and holding results, net, related to our distribution activities represented a loss of AR$21.4 million for the third quarter of 2009 compared to a loss of AR$59.2 million for the same period of 2008, primarily due to a reduction of interest expenses as a result of the debt repurchases done by Edenor, and a reduction in the loss resulting from negative impact of the appreciation of the Dollar on this segment’s outstanding U.S. Dollar denominated debt.

     Our distribution segment had other expenses, net of AR$6.6 million for the third quarter of 2009, mainly composed of accrued litigation expenses. Additionally, the distribution segment recorded a charge for income taxes of AR$14.6 million for the third quarter of 2009 and a charge for minority interests of AR$4.4 million.

     Finally, our distribution activities registered a net loss of AR$5.2 million for the third quarter of 2009, compared to AR$5.6 million net income gain for the same period of 2008.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Holding Segment

				Nine-months period ended
				on September, 30th

			% Change			% Change
Holding Segment, consolidated (AR$ million)	3Q09	3Q08	3Q09	2009	2008	9M09

Sales revenue	5,6	2,8	100,7%	14,5	7,0	107,7%
Cost of sales	(3,7)	(1,5)	NA	(8,2)	(3,1)	163,8%
Gross profit	1,9	1,3	50,8%	6,3	3,9	62,9%
Selling expenses	(0,2)	(0,0)	NA	(0,8)	(3,2)	-74,3%
Administrative expenses	(10,7)	(16,0)	-32,9%	(37,8)	(39,2)	-3,6%
Goodwill amortization	0,1	(0,1)	NA	-	(0,2)	-100,0%
Operating income	(8,9)	(14,8)	NA	(32,3)	(38,7)	-16,5%
Financial and holding results:
Generated by assets	12,6	(15,6)	NA	63,6	(13,3)	NA
Generated by liabilities	40,3	(0,9)	NA	146,1	(0,8)	NA
Other income and expenses, net	(0,6)	(0,6)	4,3%	(0,7)	(0,7)	-5,2%
(Loss) Gain before income tax and minority interest	43,4	(31,9)	NA	176,7	(53,6)	NA
Income tax	3,0	3,5	-14,6%	2,3	9,6	-76,6%
Minority interest	-	-	NA	-	-	NA
Net income (Loss) for the period	46,4	(28,5)	NA	178,9	(44,0)	NA

EBITDA[1]	(5,8)	(11,7)	-50,0%	(22,8)	(29,3)	-22,3%

     During the third quarter of 2009, net sales in connection with our holding segment increased by 100.7% to AR$5.6 million compared to AR$2.8 million for the same period of 2008, mostly related to sales at our real estate business and revenues derived from services that we provide to our subsidiaries. The cost of sales increased to AR$3.7 million for the third quarter of 2009 compared to AR$1.5 million for the same period of 2008, mainly due to the higher cost of sales of our real estate activities.

     Therefore, gross profit related to our holding segment increased by 50.8% to AR$1.9 million for the third quarter of 2009 compared to AR$1.3 million for the same period of 2008, due to the increase in revenues described above.

     Our selling expenses amounted to AR$0.2 million for the third quarter of 2009. Administrative expenses decreased by 32.9% to AR$10.7 million for the third quarter of 2009 compared to AR$16.0 million for the same period of 2008, mainly due to the transfer of personnel from our holding segment to our generation segment in early 2009.

     Operating losses related to our holding segment decreased to AR$8.9 million for the third quarter of 2009 compared to an operating loss of AR$14.8 million for the same period of 2008, primarily explained by the reduction in administrative expenses described above.

     Also, the consolidated EBITDA1 related to our holding segment represented a loss of AR$5.8 million for the third quarter of 2009, a 50.0% lower that the loss of AR$11.7 million for the same period of 2008.

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     Financial and holding results, net, related to our holding activities represented a gain of AR$52.9 million for the third quarter of 2009 compared to a loss of AR$16.5 million for the same period of 2008, primarily due to gains generated by the holding of financial instruments and the repurchase of our subsidiaries’ debt.

     The holding segment recorded a charge for other expenses, net of AR$0.6 million for the third quarter of 2009. Also, the holding segment recorded an income tax benefit of AR$3.0 million for the third quarter of 2009.

     Finally, our holding segment registered a net income gain of AR$46.4 million for the third quarter of 2009, compared to AR$28.5 million loss for the same period of 2008.

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5. Summary of Electricity Generation

The following table summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal
						Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2.003
Maket Share	1,0%	1,5%	1,4%	1,4%	2,4%	7,7%

Net Generation Jan-Sep 2009 (GWh)	621	434	1.319	851	2.380	5.605
Maket Share	0,8%	0,5%	1,6%	1,0%	2,9%	6,9%
Sales Jan-Sep 2009 (GWh)	851	682	1.574	1.214	2.932	7.253

Net Generation Jan-Sep 2008 (GWh)	579	416	1.287	1.333	2.570	6.185
Variation Net Generation 9M09 - 9M08	7,3%	4,2%	2,5%	-36,1%	-7,4%	-9,4%
Sales Jan-Sep 2008 (GWh)	865	688	1.400	1.402	2.794	7.149

Average Price Jan-Sep 2009 (AR$ / M Wh)	140,1	171,1	272,1	120,0	263,8	218,3
Average Gross Margin Jan-Sep 2009 (AR$ / MWh)	63,3	69,8	85,9	16,9	21,0	44,0
Average Gross Margin Jan-Sep 2008 (AR$ / MWh)	53,1	54,2	45,8	26,3	30,9	37,8

Net Generation 3Q 2009 (GWh)	193	107	442	219	712	1.673
Maket Share	0,7%	0,4%	1,6%	0,8%	2,6%	6,1%
Sales 3Q 2009 (GWh)	261	191	546	574	932	2.504

Net Generation 3Q 2008 (GWh)	190	125	431	261	780	1.787
Variation Net Generation 3Q09 - 3Q08	1,8%	-14,5%	2,5%	-16,1%	-8,7%	-6,4%
Sales 3Q 2008 (GWh)	272	215	462	265	930	2.144

Average Price 3Q 2009 (AR$ / MWh)	142,2	190,8	370,9	122,4	388,4	282,9
Average Gross Margin 3Q 2009 (AR$ / MWh)	65,9	68,6	79,4	11,8	26,4	42,0
Average Gross Margin 3Q 2008 (AR$ / M Wh)	48,4	44,6	45,4	13,1	18,9	30,2

Source: Pampa Energía S.A. and C.A.M.M.E.S.A.
Note: Gross Margin before amortizations and depreciations.

      In the third quarter of 2009 Pampa recorded a decrease in generation of 6.4% compared to the same period of 2008. This decrease is explained by restrictions on our natural gas supply at Central Térmica Loma de la Lata during the winter period, scheduled maintenance works of one of the generation units at Central Térmica Piedra Buena, and a lower dispatch of Hidroeléctrica Diamante primarily as a consequence of the lower flows for irrigation requirements. Additionally, for the first nine months of 2009, generation decreased 9.4% compared to the same period of 2008 primarily due to non-availability of one of the generation units of Central Térmica Loma de la Lata.

      Regarding energy sales, it is important to mention that even though Central Térmica Loma de la Lata had less generation during the third quarter of 2009 compared to the same period in 2008, its sales increased sharply for the third quarter of 2009. This is because the volumes of natural gas that could not be consumed by the plant because of the restrictions mentioned, and which were assigned to customers in the residential segment, were recognized by the electricity regulator as GWh sold by Central Térmica Loma de la Lata and paid as such.

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6. Expansion Projects

• Central Térmica Güemes’ New Open Cycle. This was the first of the Energía Plus expansion projects to be completed. Construction was completed in July 2008 and it began commercial operations in September 2008. The project consists of a 100 MW open-cycle through the installation of a new natural gas-powered turbogenerator of 43% of efficiency.

• Loma de la Lata Project. Pampa Energía is expanding Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. In that sense, Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 32% and we currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 50% for 547 MW.

As mentioned in section 2.3, Central Térmica Loma de la Lata has signed an agreement with CAMMESA to sell at least 50% of the expansion of its installed capacity, determining a capacity payment of US$ 33,383 per MW-month and an energy payment of US$4 per MWh. The term of the agreement is 10 years from the date the project starts commercial operation. According to the terms of the Agreement and assuming the final percentage sold of the Project’s new capacity to be the minimum of 50%, CTLLL would have revenues of US$37 million from capacity and energy sales, assuming a 90% of availability and generation.

The following table summarizes the current status of Pampa’s expansion projects:

		New	Total	Invested as of		Estimated
		Capacity	Investment	of Sep‘09		Starting
Project	Location	(MW)	(US$ MM)	(US$ MM)	Fuel	Operating
						Date

CTG	Salta	100	69	69	Natural Gas (1)	Completed

					Combined Cycle,
Loma de la Lata	Neuquén	178	205	205 (2)	no additional gas	3Q 2010
					required

Total		278	274	274

(1) Provision warranted by natural gas royalty assignment agreements.
(2) Includes AR$121.3 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheet as Non Current Investments).

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7. Comparison of Information by segment

  Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

• Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and investments in shares of other companies related to the electricity generation business.

• Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

• Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. (“EASA”).

• Holding, comprised by the Company’s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

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7.1 | Consolidated Results for the nine-month period ended on September 30th, 2009 (AR$)

Consolidated Results
(as of September 30th, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	1.576.883.362	220.933.708	1.578.245.000	9.227.266	-	3.385.289.336
Intra-segment sales	5.400.000	345.458	-	5.289.488	(10.012.227)	1.022.719

Total Sales	1.582.283.362	221.279.166	1.578.245.000	14.516.754	(10.012.227)	3.386.312.055

Cost of sales	(1.333.524.778)	(166.399.511)	(1.178.479.574)	(8.193.516)	1.272.874	(2.685.324.505)

Gross Income	248.758.584	54.879.655	399.765.426	6.323.238	(8.739.353)	700.987.550

Selling expenses	(14.024.589)	-	(96.414.000)	(815.593)	-	(111.254.182)
Administrative expenses	(20.548.607)	(26.813.684)	(130.618.000)	(37.818.815)	8.739.353	(207.059.753)
Goodwill amortization	(11.424.903)	572.549	(4.149.594)	-	-	(15.001.948)

Operating results	202.760.485	28.638.520	168.583.832	(32.311.170)	-	367.671.667

Financial and holding results:
Generated by assets	93.046.763	9.421.134	70.615.000	63.573.651	(4.924.779)	231.731.769
Generated by liabilities	(129.053.580)	(9.087.032)	(150.270.000)	146.118.826	4.924.779	(137.367.007)
Other income and expenses, net	(166.292)	3.280.993	6.585.000	(703.768)	-	8.995.933

(Loss) Gain before income tax and minority interest	166.587.376	32.253.615	95.513.832	176.677.539	-	471.032.362

Income tax	(63.713.046)	(5.354.784)	(62.651.759)	2.252.181	-	(129.467.408)
M inority interest	(33.507.586)	(11.694.466)	(41.665.000)	-	-	(86.867.052)

Net income (Loss) for the year	69.366.744	15.204.365	(8.802.927)	178.929.720	-	254.697.902

EBITDA[1]	261.731.200	74.057.159	317.636.810	(22.776.120)	-	630.649.049

Consolidated Assets & Liabilities
(as of September 30th, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3.377.711.904	1.006.248.718	5.220.220.643	860.198.622	(821.504.511)	9.642.875.376
Total liabilities	1.662.757.152	536.618.803	2.846.549.639	284.430.837	(821.504.511)	4.508.851.920

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.2 | Consolidated Results the nine-month period ended on September 30th, 2008 (AR$)

Consolidated Results
(as of September 30th, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	1.384.283.310	165.985.884	1.395.351.000	2.484.436	-	2.948.104.630
Intra-segment sales	5.285.862	-	-	4.503.252	(8.905.754)	883.360

Total Sales	1.389.569.172	165.985.884	1.395.351.000	6.987.688	(8.905.754)	2.948.987.990

Cost of sales	(1.151.744.963)	(129.142.203)	(1.035.290.396)	(3.105.424)	1.037.027	(2.318.245.959)

Gross Income	237.824.209	36.843.681	360.060.604	3.882.264	(7.868.727)	630.742.031

Selling expenses	(6.947.784)	-	(89.744.000)	(3.173.413)	-	(99.865.197)
Administrative expenses	(29.998.254)	(19.896.830)	(100.878.000)	(39.218.249)	4.729.898	(185.261.435)
Goodwill amortization	(11.088.241)	530.800	(4.195.802)	(205.976)	-	(14.959.219)

Operating results	189.789.930	17.477.651	165.242.802	(38.715.374)	(3.138.829)	330.656.180

Financial and holding results:
Generated by assets	(18.558.430)	3.062.709	23.264.885	(13.278.723)	-	(5.509.559)
Generated by liabilities	(27.694.226)	(24.488.077)	(88.007.755)	(845.988)	-	(141.036.046)
Other income and expenses, net	451.105	8.378.001	(22.720.000)	(742.701)	3.138.829	(11.494.766)

(Loss) Gain before income tax and minority interest	143.988.379	4.430.284	77.779.932	(53.582.786)	-	172.615.809

Income tax	(55.868.416)	(3.580.451)	(25.340.671)	9.620.739	-	(75.168.799)
Minority interest	(27.835.987)	2.497.023	(22.592.000)	-	-	(47.930.964)

Net income (Loss) for the year	60.283.976	3.346.856	29.847.261	(43.962.047)	-	49.516.046

EBITDA[1]	243.304.117	59.662.716	309.545.700	(29.323.639)	(3.138.829)	580.050.065

Consolidated Assets & Liabilities
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3.040.003.991	998.976.381	5.008.266.941	670.929.001	(579.997.774)	9.138.178.540
Total liabilities	1.495.664.266	556.245.297	2.698.438.204	142.762.261	(579.997.774)	4.313.112.254

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	21
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.3 | Consolidated Results 3Q 2009 (AR$)

Consolidated Results
(3Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	708.444.943	69.497.769	518.056.000	3.921.134	-	1.299.919.846
Intra-segment sales	1.200.000	200.464	-	1.637.686	(2.695.849)	342.301

Total Sales	709.644.943	69.698.233	518.056.000	5.558.820	(2.695.849)	1.300.262.147

Cost of sales	(632.652.131)	(50.429.697)	(385.451.054)	(3.664.777)	592.455	(1.071.605.204)

Gross Income	76.992.812	19.268.536	132.604.946	1.894.043	(2.103.394)	228.656.943

Selling expenses	(8.246.534)	-	(40.716.000)	(184.576)	-	(49.147.110)
Administrative expenses	(3.853.834)	(9.889.761)	(48.683.000)	(10.738.651)	2.103.394	(71.061.852)
Goodwill amortization	(3.946.401)	172.271	(1.383.989)	137.316	-	(5.020.803)

Operating results	60.946.043	9.551.046	41.821.957	(8.891.868)	-	103.427.178

Financial and holding results:
Generated by assets	11.533.129	114.460	24.255.000	12.571.622	596.080	49.070.291
Generated by liabilities	(27.747.536)	(10.233.254)	(45.731.000)	40.317.516	(596.080)	(43.990.354)
Other income and expenses, net	(499.582)	1.579.616	(6.624.000)	(576.201)	-	(6.120.167)

(Loss) Gain before income tax and minority interest	44.232.054	1.011.868	13.721.957	43.421.069	-	102.386.948

Income tax	(17.289.028)	(2.335.035)	(14.561.972)	2.954.019	-	(31.232.016)
Minority interest	(9.329.194)	1.069.036	(4.367.000)	-	-	(12.627.158)

Net income (Loss) for the year	17.613.832	(254.131)	(5.207.015)	46.375.088	-	58.527.774

EBITDA[1]	81.093.744	24.811.471	91.426.740	(5.832.021)	-	191.499.934

Consolidated Assets & Liabilities
(3Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3.377.711.904	1.006.248.718	5.220.220.643	860.198.622	(821.504.511)	9.642.875.376
Total liabilities	1.662.757.152	536.618.803	2.846.549.639	284.430.837	(821.504.511)	4.508.851.920

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	22
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.4 | Consolidated Results 3Q 2008 (AR$)

Consolidated Results
(3Q 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	445.547.886	56.542.834	482.911.000	1.270.380	-	986.272.100
Intra-segment sales	3.553.362	-	-	1.499.017	(4.711.968)	340.411

Total Sales	449.101.248	56.542.834	482.911.000	2.769.397	(4.711.968)	986.612.511

Cost of sales	(390.295.765)	(44.681.725)	(346.772.033)	(1.513.226)	494.078	(782.768.671)

Gross Income	58.805.483	11.861.109	136.138.967	1.256.171	(4.217.890)	203.843.840

Selling expenses	(2.496.509)	-	(27.374.000)	(22.884)	(575.501)	(30.468.894)
Administrative expenses	(12.200.677)	(7.132.869)	(36.161.000)	(15.994.290)	1.654.562	(69.834.274)
Goodwill amortization	(3.526.819)	165.329	(1.464.303)	(68.660)	-	(4.894.453)

Operating results	40.581.478	4.893.569	71.139.664	(14.829.663)	(3.138.829)	98.646.219

Financial and holding results:
Generated by assets	23.039.948	150.857	15.041.885	(15.633.430)	-	22.599.260
Generated by liabilities	(18.794.823)	(18.696.891)	(74.224.755)	(902.822)	-	(112.619.291)
Other income and expenses, net	(1.793.345)	3.583.437	(12.327.780)	(552.555)	3.138.829	(7.951.414)

(Loss) Gain before income tax and minority interest	43.033.258	(10.069.028)	(370.986)	(31.918.470)	-	674.774

Income tax	(15.441.608)	3.233.782	357.177	3.457.703	-	(8.392.946)
Minority interest	(11.234.805)	4.863.479	5.646.000	-	-	(725.326)

Net income (Loss) for the year	16.356.845	(1.971.767)	5.632.191	(28.460.767)	-	(8.443.498)

EBITDA[1]	59.578.131	18.928.351	118.918.778	(11.665.268)	(3.138.829)	182.621.163

Consolidated Assets & Liabilities
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3.040.003.991	998.976.381	5.008.266.941	670.929.001	(579.997.774)	9.138.178.540
Total liabilities	1.495.664.266	556.245.297	2.698.438.204	142.762.261	(579.997.774)	4.313.112.254

________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	23
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

Information about the Conference Call

      There will be a conference call to discuss Pampa’s third quarter 2009 results on Friday, November 13th, 2009 at 10:00 a.m. Eastern Standard Time / 12.00 p.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-666-1537 in Argentina, or (1 706) 634 1313 from outside Argentina. Participants for the conference call should use the identification number 37306410 and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	24
Building 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.